

January 27, 2012

Via E-mail
Wayne Middleton
President
Immobiliare Global Investments, Inc.
13575 58th Street N., Suite 140
Clearwater, FL 33760

>        **Re:     Immobiliare Global Investments, Inc.**
>                 **Amendment No. 5 to the Registration Statement on Form S-1**
>                 **Filed January 23, 2012**
>                 **File No. 333-174261**

Dear Mr. Middleton:

    We have reviewed your response to our letter dated January 6, 2012 and have the
following additional comments.

Management's Discussion and Analysis, page 27

Results of Operations for the nine months ended September 30, 2011 and 2010, (unaudited),
page 28

1.  We note your response included to our prior comment 6 has been placed under the results
    of operations discussion for the year ended December 31, 2010 on page 29.  Please
    instead relocate that disclosure, regarding the recording of a $25,000 loss on an
    abandoned project, to the results of operations discussion for the nine months ended
    September 30, 2011.

Age of Financial Statements

2.  Please continue to consider the financial statement updating requirements set forth in
    Rule 8-08 of Regulation S-X.  We note your response to prior comment 8 regarding when
    you believe your December 31, 2011 annual financial statements are due.  However,
    please note that the nine months ended September 30, 2011 unaudited interim financial
    statements that are currently included in the Form S-1 Registration Statement are
    considered timely up to 90 days after the most recently completed fiscal year-end,
    provided that, you expect to report pre-tax income from continuing operations in the year
    just completed and that you reported pre-tax income from continuing operations in at
    least fiscal year 2010 or in fiscal year 2009.  As we note you have generated pre-tax
    losses in each of the last two fiscal years and for the nine-months ended September 30,

2011, it does not appear you will qualify for the 90-day period after year end.  As a result, the Form S-1 Registration Statement should be updated to include audited financial statements for the year ended December 31, 2011 to the extent the filing is not declared effective on or before February 14, 2012 (i.e., the 45[th] day after your fiscal year end.)

Accountants' Consent

3.  Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

4.  See Exhibit 23.  Please revise the first sentence of the second paragraph as follows:  We also consent to the reference to our firm under the captions "Experts" and "Changes In and Disagreements with Accounting and Financial Disclosure" in such Registration Statement.  We note such required revision had been properly included in Amendment No. 4 to the Registration Statement on Form S-1, but omitted in Amendment No. 5.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via e-mail):        Clifford J. Hunt, Esq.
                        Law Office of Clifford J. Hunt, P.A.